

December 19, 2023

Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors
Pheton Holdings Ltd
Room 306, NET Building,
Hong Jun Ying South Road, Chaoyang District,
Beijing, China

> **Re: Pheton Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 8, 2023**
> **File No. 333-274944**

Dear Jianfei Zhang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Amendment No. 2 to the Registration Statement on Form F-1

General

1. We note your response to prior comment 2 and reissue it in part. We note that your revised disclosure in the latest amendment still does not address language referencing "common law based" legal systems rather than "more developed" legal systems. Please fully restore your disclosure in this area to the disclosure as it existed in the registration statement as of July 7, 2023.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ying Li, Esq